Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Item 2	Date of Material Change

September 21, 2012

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on September 21, 2012 and posted on Hydrogenics’ website at www.hydrogenics.com.

Item 4	Summary of Material Change

Hydrogenics announced that Jennifer Barber, Chief Financial Officer and Corporate Secretary of the Company, has resigned from the Company effective November 8, 2012.

Item 5	Full Description of Material Change

Hydrogenics announced that Jennifer Barber, Chief Financial Officer and Corporate Secretary of the Company, has resigned from the Company effective November 8, 2012 to pursue a senior finance position with another large Canadian public organization. An external search has been initiated for a new CFO. Kelly Frizzell, Hydrogenics’ Director of Finance & Corporate Controller, has been appointed acting CFO and will serve in this capacity until a new CFO has been selected.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Jennifer Barber, Chief Financial Officer
Hydrogenics Corporation

220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Telephone:  (905) 361-3638
Fax:               (905) 361-3626

Item 9	Date of Report

September 26, 2012